SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to             .

Commission File Number 001-07845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

FROZEN 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

(As required by Items 1 through 3)

LEGGETT & PLATT, INCORPORATED

FROZEN 401(k) PLAN AND TRUST

EIN 44-0324630 PN 026

December 31, 2004 and 2003

LEGGETT & PLATT, INCORPORATED

FROZEN 401(k) PLAN AND TRUST

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Frozen 401(k) Plan and Trust (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note E to the financial statements, the Board of Directors of Leggett & Platt, Incorporated, the Plan’s sponsor, voted on November 17, 2004, to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2003 financial statements to the liquidation basis used in presenting the 2004 financial statements.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

June 17, 2005

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003
ASSETS
Investments, at fair value	$1,574,951	$1,831,519

Total assets	1,574,951	1,831,519

NET ASSETS AVAILABLE FOR BENEFITS	$1,574,951	$1,831,519

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,

	2004	2003
Additions
Investment income
Net appreciation in value of investments	$101,399	$273,903
Interest and dividends	16,081	15,260

Investment income	117,480	289,163

Total additions	117,480	289,163

Deductions
Benefit payments	367,016	128,244
Administrative Fees	7,032	6,125

Total deductions	374,048	134,369

Net (decrease) increase	(256,568)	154,794

NET ASSETS AVAILABLE FOR
BENEFITS BEGINNING OF PERIOD	1,831,519	1,676,725

END OF PERIOD	$1,574,951	$1,831,519

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Frozen 401(k) Plan and Trust (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective March 1, 2000 to consolidate frozen 401(k) plans of the Company’s subsidiaries and affiliates. The Plan is a defined contribution plan, covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees who were participants in a frozen 401(k) plan merged into this Plan are considered eligible.

Contributions

The Plan does not provide for participant or Company contributions to be made to the Plan other than to correct operational errors. However, pre-tax and after-tax contributions contributed to a prior plan may be transferred and included in this Plan. Participants direct all assets into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds, including a unitized Leggett & Platt, Incorporated common stock fund as investment options for participants.

Vesting and Distributions

Participants are always 100% vested in their accounts. Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon termination of employment for reasons other than retirement or death, employees with account balances over $5,000 may elect to defer the distribution of their account until their normal retirement date, receive the amount as a taxable distribution, or directly roll over the amount into an individual retirement account. Participants with account balances under $5,000 will receive a lump sum taxable distribution, unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Upon retirement or death, participants or their beneficiaries are entitled to the full value of their account. In-service withdrawals are allowed by participants after reaching age 59 ½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 ½, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from their vested participant account up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%).

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

L&P has the right, by action of its board of directors, to terminate the Plan at any time, subject to the provisions set forth in ERISA (See Note E).

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

As further discussed in Note E to the financial statements, on November 17, 2004 the Company’s board of directors adopted a resolution to merge the Plan into the Leggett & Platt, Incorporated 401(k) Plan and Trust. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which assets, liabilities, and benefit information are presented from the ongoing plan basis used in presenting the December 31, 2003 financial statements to the liquidation basis used in presenting the December 31, 2004 financial statements. The change had no impact, as all assets are held at current market value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE B – SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 18, 2000. Amendments have been made to the Plan and L&P has applied for a new determination letter. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2004 and 2003.

	2004		2003
Fidelity Advisors Equity Growth Fund	$478,423	*	$543,627	*
Wachovia Bank, N.A. Stable Portfolio Group Trust	366,451	*	381,779	*
Federated Stock Trust	293,573	*	302,742	*
Wachovia Bank, N.A. Leggett & Platt, Incorporated Common Stock Fund	154,561	*	120,146	*
Putnam International Growth Fund	74,515		105,130	*
Dreyfus S&P Midcap Index Fund	64,215		96,493	*

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual Funds	$52,574	$246,616
Common Trust Funds	48,825	27,287

	$101,399	$273,903

Interest and dividends received on the Plan’s investments for 2004 and 2003 were $16,081 and $15,260, respectively.

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D – PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2004 and 2003, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $592,759 and $651,009, respectively. In addition, the Plan held investments in loans to participants at December 31, 2004 and 2003 with a total market value of $38,013 and $45,000, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

NOTE E – PLAN RESOLUTION AND SUBSEQUENT EVENT

On November 17, 2004, the Company’s board of directors adopted a resolution to merge the Plan with the Leggett & Platt, Incorporated 401(k) Plan and Trust (successor plan). On June 1, 2005, this merger was completed with the transfer of all Plan assets to the successor plan. Wachovia Bank, N.A. is the trustee of the successor plan. A summary of the transferred assets is as follows:

Investments, at fair value	$1,488,601
Participant loans	48,555

$1,537,156

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

Frozen 401(k) Plan and Trust

EIN 44-0324630 PN 026

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of Issuer	Description of Investment Account	Current Value
	Fidelity	Fidelity Advisors Equity Growth Fund	$478,423
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust	366,451
	Federated	Federated Stock Trust	293,573
*	Wachovia Bank, N.A.	Leggett & Platt, Incorporated Common Stock Fund	154,561
	Putnam	Putnam International Growth Fund	74,515
	Dreyfus	Dreyfus S&P Midcap Index Fund	64,215
*	Wachovia Bank, N.A.	Diversified Bond Group Fund	31,691
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund	31,435
	Van Kampen	Van Kampen Equity and Income Fund	30,589
*	Wachovia Bank, N.A.	Evergreen Special Equity Fund	8,621
	Columbia	Small Cap Fund	2,864
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1% (5.0% - 10.5%)	38,013

			$1,574,951

*	Investments in securities of parties-in-interest to the Plan.

B.	Exhibit List.

Exhibit 23	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leggett & Platt, Incorporated 401(k) Plan, as the successor plan to the Leggett & Platt, Incorporated Frozen 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AS SUCCESSOR TO THE LEGGETT & PLATT, INCORPORATED FROZEN 401(k) PLAN

Date: June 27, 2005	By:	/s/ ERNEST C. JETT
Ernest C. Jett Senior Vice President- General Counsel and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of PricewaterhouseCoopers LLP